SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                           Pacific Gas & Electric
---------------------------------------------------------------------------
                              (Name of Issuer)


                       Series I 4.36% Preferred Stock
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 694308883
---------------------------------------------------------------------------
                               (CUSIP Number)

                             Cyrus A. Borzooyeh
                   King Street Capital Management, L.L.C.
                              909 Third Avenue
                                 30th Floor
                          New York, New York 10022

                         Telephone: (212) 350-4436
---------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               July 17, 2002
---------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

-------------------------------------------------------------------------------
CUSIP No. 694308883                SCHEDULE 13D              Page 2 of 14 Pages
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       King Street Capital, LP
       13-3812174
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b)  x
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               |_|
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF           7       SOLE VOTING POWER
   SHARES                         0
   BENEFICIALLY        --------------------------------------------------------
   OWNED BY            8       SHARED VOTING POWER
   EACH                           32,200
   REPORTING           --------------------------------------------------------
   PERSON              9       SOLE DISPOSITIVE POWER
   WITH                           0
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                                  32,200
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       32,200
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 694308883               SCHEDULE 13D               Page 3 of 14 Pages
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       King Street Capital, Ltd.
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b)  x
-------------------------------------------------------------------------------
3
       SEC USE ONLY
-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                               |_|

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       British Virgin Islands
-------------------------------------------------------------------------------
    NUMBER OF              7       SOLE VOTING POWER
    SHARES                            0
    BENEFICIALLY           ----------------------------------------------------
    OWNED BY               8       SHARED VOTING POWER
    EACH                              59,800
    REPORTING              ----------------------------------------------------
    PERSON                 9       SOLE DISPOSITIVE POWER
    WITH                              0
                           ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                      59,800
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         59,800
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.3%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 694308883                 SCHEDULE 13D             Page 4 of 14 Pages
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       King Street Advisors, L.L.C.
       13-3812173
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                (b)  x
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               |_|
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
    NUMBER OF              7       SOLE VOTING POWER
    SHARES                            0
    BENEFICIALLY           ----------------------------------------------------
    OWNED BY               8       SHARED VOTING POWER
    EACH                              32,200
    REPORTING              ----------------------------------------------------
    PERSON                 9       SOLE DISPOSITIVE POWER
    WITH                              0
                           ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                      32,200
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       32,200
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

        OO, IA
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 694308883             SCHEDULE 13D                 Page 5 of 14 Pages
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       King Street Capital Management, L.L.C.
       13-3978904
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b)  x
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          |_|

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
    NUMBER OF              7       SOLE VOTING POWER
    SHARES                            0
    BENEFICIALLY           ----------------------------------------------------
    OWNED BY               8       SHARED VOTING POWER
    EACH                              59,800
    REPORTING              ----------------------------------------------------
    PERSON                 9       SOLE DISPOSITIVE POWER
    WITH                              0
                           ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                      59,800
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       59,800
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.3%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       OO, IA
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 694308883                 SCHEDULE 13D             Page 6 of 14 Pages
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       O. Francis Biondi, Jr.
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) o
                                                                       (b) x
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     |_|
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
-------------------------------------------------------------------------------
    NUMBER OF              7       SOLE VOTING POWER
    SHARES                            0
    BENEFICIALLY           ----------------------------------------------------
    OWNED BY               8       SHARED VOTING POWER
    EACH                              92,000
    REPORTING              ----------------------------------------------------
    PERSON                 9       SOLE DISPOSITIVE POWER
    WITH                              0
                           ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                      92,000
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       92,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.0 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 694308883                 SCHEDULE 13D             Page 7 of 14 Pages
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Brian J. Higgins
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                        (b)  x
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 |_|
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
-------------------------------------------------------------------------------
    NUMBER OF              7       SOLE VOTING POWER
    SHARES                            0
    BENEFICIALLY           ----------------------------------------------------
    OWNED BY               8       SHARED VOTING POWER
    EACH                              92,000
    REPORTING              ----------------------------------------------------
    PERSON                 9       SOLE DISPOSITIVE POWER
    WITH                              0
                           ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                      92,000
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       92,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.0 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
-------------------------------------------------------------------------------

Item 1.   Security and Issuer.

         The class of securities to which this statement relates is the Series I 4.36% Preferred Stock ("Preferred Stock"), of Pacific Gas & Electric Company, a California corporation, whose principal executive offices are located at 77 Beale Street, P.O. Box 770000, San Francisco, California 94177.

Item 2.   Identity and Background.

(a) - (c) This schedule is being jointly filed by King Street Capital, L.P., a limited partnership organized under the laws of Delaware ("KSC L.P."), King Street Capital Ltd, a corporation organized under the laws of the British Virgin Islands ("KSC Ltd."), King Street Advisors, L.L.C., a limited liability company organized under the laws of Delaware ("KSA"), King Street Capital Management, L.L.C., a limited liability company organized under the laws of the Delaware ("KSCM"), O. Francis Biondi, Jr. and Brian J. Higgins. KSC LP, KSC Ltd., KSA, KSCM, Mr. Biondi and Mr. Higgins are collectively referred to herein as the "Reporting Persons."

         Pursuant to the requirements of General Instruction C to Schedule 13D, information contained in this Schedule 13D is also provided for the following persons:

              Ernest A. Morrison, a director of KSC Ltd.
              Keith R. Bish, a director of KSC Ltd.

King Street Capital, L.P.

         KSC L.P. is a Delaware limited partnership, the general partner of which is KSA. KSC L.P. was formed to invest and trade in securities. The principal business address of KSC L.P., which also serves as its principal office, is 909 Third Avenue, 30th Floor, New York, New York 10022.

King Street Capital, Ltd.

         KSC Ltd. is an International Business Company organized under the laws of the British Virgin Islands. The directors of KSC Ltd. are Keith R. Bish, Ernest A. Morrison and Brian J. Higgins. KSC Ltd. was formed to invest and trade in securities. The principal business address of KSC Ltd., which also serves as its principal office, is c/o HWR Services, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

King Street Advisors, L.L.C.

         KSA is a Delaware limited liability company, the managing members of which are Mr. Biondi and Mr. Higgins. Mr. Biondi and Mr. Higgins each own a 50% interest of KSA. The principal business of KSA is to act as general partner of, and to provide investment advice to and make investment decisions on behalf of, KSC L.P. The principal business address of KSC L.P., which also serves as its principal office, is 909 Third Avenue, 30th Floor, New York, New York 10022.

King Street Capital Management, L.L.C.

         KSCM is a Delaware limited liability company, the managing members of which are Mr. Biondi and Mr. Higgins. Mr. Biondi and Mr. Higgins each own a 50% interest of KSCM. The principal business of KSCM is to provide investment advice to and make investment decisions on behalf of KSC Ltd. The principal business address of KSCM, which also serves as its principal office, is 909 Third Avenue, 30th Floor, New York, New York 10022.

O. Francis Biondi, Jr.

         O. Francis Biondi, Jr. is a United States citizen residing in the state of New York. Mr. Biondi's present principal occupation or employment is serving as Managing Member of KSCM and KSA. Mr. Biondi's business address is 909 Third Avenue, 30th Floor, New York, NY 10022.

Brian J. Higgins

         Brian J. Higgins is a United States citizen residing in the state of New York. Mr. Higgins' present principal occupation or employment is serving as Managing Member of KSCM and KSA. Mr. Higgins' business address is 909 Third Avenue, 30th Floor, New York, NY 10022.

         Keith R. Bish is a citizen of the United Kingdom residing in the British Virgin Islands. Mr. Bish's present principal occupation or employment is serving as the Chairman and Chief Executive Officer of Bison Financial Services Limited. Mr. Bish's business address is Bison Court, Road Town, Tortola, British Virgin Islands.

         Ernest A. Morrison is a citizen of the United Kingdom residing in Bermuda. Mr. Morrison's present principal occupation or employment is as a partner in the law firm of Cox Hallett & Wilkinson. Mr. Morrison's business address is "Milner House" 18 Parliament Street, Hamilton, Bermuda.

(d) and (e) During the last five years, none of the persons or entities set forth in Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

         The source of funds used for the purchase of Preferred Stock by KSC L.P. is cash held by it for investment. The aggregate amount is $68,512.50. The source of funds used for the purchase of Preferred Stock by KSC Ltd. is cash held by it for investment. The aggregate amount is $127,237.50.

Item 4.   Purpose of Transaction.

         Each of KSC L.P. and KSC Ltd. acquired the Preferred Stock for investment purposes only.

         No Reporting Person has any present plans or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions set forth herein.

Item 5.   Interest in Securities of the Issuer.

(a) and (b) Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Preferred Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

         As of July 24, 2002, 32,200 shares of Preferred Stock, or 7.7% of the total outstanding shares of Preferred Stock on that date, were held by KSC L.P and 59,800 shares of Preferred Stock, or 14.3% of the total outstanding shares of Preferred Stock on the date, were held by KSC Ltd. Because of the relationships described in Item 2 above, pursuant to Rule 13d-1, as of July 24, 2002, KSA may be deemed to be the beneficial owner of 32,200 shares of Preferred Stock, or 7.7% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. Because of the relationships described in Item 2 above, pursuant to Rule 13d-1, as of July 24, 2002, KSCM may be deemed to be the beneficial owner of 59,800 shares of Preferred Stock, or 14.3% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC Ltd. Because of the relationships described in Item 2 above, pursuant to Rule 13d-1, as of July 24, 2002, Mr. Biondi may be deemed to be the beneficial owner of 92,000 shares of Preferred Stock, or 22.0% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd. Because of the relationships described in Item 2 above, pursuant to Rule 13d-1, as of July 24, 2002, Mr. Higgins may be deemed to be the beneficial owner of 92,000 shares of Preferred Stock, or 22.0% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd.

         KSC L.P. may be deemed to have shared voting and dispositive power over the 32,200 shares of Preferred Stock it owns, or 7.7% of the total outstanding shares of Preferred Stock. KSC Ltd. may be deemed to have shared voting and dispositive power over the 59,800 shares of Preferred Stock it owns, or 14.3% of the total outstanding shares of Preferred Stock. Because of the relationship described in Item 2 above, KSA may be deemed to have shared voting and dispositive power over 32,200 shares of Preferred Stock owned by KSC L.P., or 7.7% of the total outstanding shares of Preferred Stock. Because of the relationships described in Item 2 above, KSCM may be deemed to have shared voting and dispositive power over 59,800 shares of Preferred Stock, or 14.3% of the total outstanding shares of Preferred Stock, consisting of the shares owned by KSC Ltd. Because of the relationships described above, Mr. Biondi may be deemed to have shared voting and dispositive power over an aggregate of 92,000 shares of Preferred Stock, or 22.0% of the total outstanding shares of Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd. Because of the relationships described above, Mr. Higgins may be deemed to have shared voting and dispositive power over an aggregate of 92,00 shares of Preferred Stock, of 22.0% of the total outstanding shares of Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd.

(c) The table below sets forth all purchases of the Preferred Stock by each of KSC L.P. and KSC Ltd. during the last 60 days. All of such purchases were effected through Miller Tabak through open market purchases.

Purchase by KSC L.P.:
           Date            Amount of Shares          Approximate per share price

         7/17/02               5,250                           $13.00

Purchase by KSC Ltd.:
           Date            Amount of Shares          Approximate per share price

         7/17/02              9,750                            $13.00

(d) and (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None.

Item 7.    Material to be Filed as Exhibits.

           Exhibit A       Joint Filing Agreement, dated as of July 24, 2002

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 24, 2002


KING STREET CAPITAL, L.P.
By: King Street Advisors, L.L.C., its general partner

By:    /s/  Brian J. Higgins
      ------------------------------
Name:    Brian J. Higgins
Title:   Managing Member


KING STREET CAPITAL, LTD.


By:    /s/  Brian J. Higgins
      ------------------------------
Name:    Brian J. Higgins
Title:   Director


KING STREET ADVISORS, L.L.C.


By:   /s/  Brian J. Higgins
Name:    Brian J. Higgins
Title:   Managing Member


KING STREET CAPITAL MANAGEMENT, L.L.C.

By:    /s/  Brian J. Higgins
      ------------------------------
Name:    Brian J. Higgins
Title:   Managing Member


  /s/  O. Francis Biondi, Jr.
-----------------------------
O. Francis Biondi, Jr.


 /s/  Brian J. Higgins
------------------------------

                                                                     Exhibit A


            Joint Filing Agreement Pursuant to Rule 13d-1(f)(1)
            ---------------------------------------------------


         This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on
Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: July 24, 2002

KING STREET CAPITAL, L.P.
By: King Street Advisors, L.L.C., its general partner

By:    /s/  Brian J. Higgins
      ------------------------------
Name:    Brian J. Higgins
Title:   Managing Member


KING STREET CAPITAL, LTD.

By:    /s/  Brian J. Higgins
      ------------------------------
Name:    Brian J. Higgins
Title:   Directorr


KING STREET ADVISORS, L.L.C.


By:    /s/  Brian J. Higgins
      ------------------------------
Name:    Brian J. Higgins
Title:   Managing Member


KING STREET CAPITAL MANAGEMENT, L.L.C.

By:    /s/  Brian J. Higgins
      ------------------------------
Name:    Brian J. Higgins
Title:   Managing Member


  /s/  O. Francis Biondi, Jr.
-----------------------------
O. Francis Biondi, Jr.


 /s/  Brian J. Higgins
------------------------------
  Brian J. Higgins
  Managing Member